Jaime L. Chase +1 202 728 7096 jchase@cooley.com	Via EDGAR

May 29, 2020

U.S. Securities and Exchange Commission

Office of Manufacturing

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Thomas Jones
Geoffrey Kruczek
Charles Eastman
Melissa Raminpour

Re:	Vital Farms, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted April 10, 2020
CIK 0001579733

Ladies and Gentlemen:

On behalf of Vital Farms, Inc. (the “Company”), the following information is in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 6, 2020 (the “Comment Letter”) with respect to the Company’s Confidential Amendment No. 1 to Draft Registration Statement on Form S-1 submitted to the Commission on April 10, 2020 (“DRS Amendment No. 1”) to the Company’s Confidential Draft Registration Statement submitted to the Commission on December 6, 2019 (the “DRS”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 2 to the Company’s Confidential Draft Registration Statement on Form S-1 (“DRS Amendment No. 2”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in DRS Amendment No. 2.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on April 10, 2020

The COVID-19 pandemic could have a material adverse impact on our business, page 22

1.

We note the added disclosure regarding the effects the pandemic “could” or “may” have on your operations and financial condition. Please expand to discuss whether it has impacted or is currently impacting your operations or financial condition, including your supply chain, demand for your products or the operation of your facilities.

In response to the Staff’s comment, the Company has revised its disclosure throughout DRS Amendment No. 2.

Cooley LLP 1299 Pennsylvania Avenue, NW, Suite 700 Washington, DC 20004-2400

t: (202) 842-7800 f: (202) 842-7899 cooley.com

May 29, 2020

Page Two

Because we rely on a limited number of third-party vendors, page 25

2.

Please expand the disclosure on page 26 to quantify, if material, the amount of the company’s revenue for the year ended December 29, 2019 from the customers lost during the first quarter of fiscal 2020.

In response to the Staff’s comment, the Company has revised its disclosure on pages 26 and 29.

Dividend Policy, page 52

3.

We note your response to prior comment 9 and your revised disclosures to better describe the restrictions in your Credit Facility. As previously requested, please tell us the amount of restricted net assets associated with these restrictions. If material, revise to disclose the amount of retained earnings or net income restricted or free of restrictions pursuant to Item 4-08(e)(1) and (3) of Regulation S-K and your consideration of if Rule 12-04 of Regulation S-X applies.

In response to the Staff’s comment, the Company notes that as a result of the limitations imposed by its Credit Facility, all of the net assets on its consolidated balance sheet as of March 29, 2020 are restricted from being used without prior written consent. The Company also notes that its wholly owned subsidiaries are non-operating and do not hold any assets or liabilities; therefore, these subsidiaries have no restricted assets within the meaning of Rule 4-08(e)(3) of Regulation S-X or Rule 12-04 of Regulation S-X. As such, the Company also determined that the disclosure of a schedule containing parent-only financial information was not required.

The Company has further revised its disclosures on pages 53, 82, F-26, F-51 and F-52 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Cost of Goods Sold, page 68

4.

You disclose that one driver of the cost of goods sold increase period over period is associated with payments made to your partner farms for lost income as a result of removing birds from current flocks ahead of schedule. You further disclose, in your Inventory footnote on page F-23, that in November 2019 you amended certain long-term supply contracts associated with your egg producing farms. As a result of the amendments you recorded a liability of $1.6 million for the expected payments to your suppliers to reimburse them for lost income related to the removal of birds ahead of schedule. To help us better understand your disclosure, describe the underlying drivers for the amendments and also give us your assessment on whether you expect to make similar amendments in future periods.

In response to the Staff’s comment, the Company has expanded its disclosure on pages 74 and F-23.

Operating Activities, page 75

5.	Please revise to clarify the reasons for the significant increase in egg inventory and packaging inventory during fiscal 2019.

In response to the Staff’s comment, the Company has revised its disclosure on page 83.

Cooley LLP 1299 Pennsylvania Avenue, NW, Suite 700 Washington, DC 20004-2400

t: (202) 842-7800 f: (202) 842-7899 cooley.com

May 29, 2020

Page Three

Notes to the Consolidated Financial Statements

Revenue Recognition, page F-12

6.

You disclose on page F-14 that the company recognizes revenue when it transfers control of the products to the customer for an amount that reflects the consideration that the Company expects to receive in exchange for those products. Revise to disclose the point in time when control is typically transferred. Refer to ASC 606-10-50-19.

In response to the Staff’s comment, the Company has revised its disclosure on pages 88 and F-14.

*        *        *

Please contact me at (202) 728-7096, Nicole Brookshire at (212) 479-6157 or Darren DeStefano at (703) 456-8034 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Jaime L. Chase

Jaime L. Chase

cc:

Russell Diez-Canseco, Vital Farms, Inc.

Jason Dale, Vital Farms, Inc.

Nicole Brookshire, Cooley LLP

Darren DeStefano, Cooley LLP

Marc Jaffe, Latham & Watkins LLP

Cathy Birkeland, Latham & Watkins LLP

Alexa Berlin, Latham & Watkins LLP

Cooley LLP 1299 Pennsylvania Avenue, NW, Suite 700 Washington, DC 20004-2400

t: (202) 842-7800 f: (202) 842-7899 cooley.com